UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated July 18, 2007

2.

News Release dated July 24, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: July 25, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

July 18, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Begins Cerro Jumil Heap-Leach Metallurgical Testing

Vancouver, B.C.: Esperanza Silver Corporation announces that it has begun metallurgical testing of gold-bearing material from its Cerro Jumil project in Morelos, Mexico. The testing is designed to determine the suitability of heap-leach processing for gold recovery at the project. Previous testing has indicated that the gold is amenable to conventional cyanide leach recovery which when coupled with the oxidized nature of the rock suggests the applicability of this gold-recovery method.

A 300 kilogram bulk sample has been shipped to the laboratories of SGS Mineral Services in Durango, Mexico. As heap-leach recovery is a lengthy process, testing is expected to take up to five months.

Column-Testing to Be Performed

Testing will consist of a series of assessments of the material followed by bottle-roll tests at four different crush sizes. The two crush sizes yielding the most favorable results will be used in the column tests that will simulate heap-leach conditions.

The two columns when constructed will be six feet tall and six inches in diameter. Each will carry a charge of approximately 50 kilograms of mineralized rock. Leaching of gold in the columns will be conducted over a two-month period. Regular assays of pregnant solutions will be made to determine the leach rates.

Preliminary Leaching Tests Yielded 96% Recovery

Previous testing of gold mineralization was also conducted by SGS Mineral Services in 2005 and 2006 when testing yielded up to 96% gold recovery. At that time, inspection of the mineralized rock indicated a high degree of oxidation. These recovery rates coupled with the oxidation lead to confidence in Cerro Jumil being a potential heap-leach operation. It is anticipated that heap-leach recovery rates will be lower than those achieved in the earlier study. This will be confirmed by the current testing.(1)

Resource Estimate Early 2008

Cerro Jumil is 100% owned by Esperanza. It would be developed as a bulk-tonnage gold project within a similar geologic environment to Goldcorp’s nearby Los Filos gold mine.

Esperanza has completed approximately 12,500 meters of diamond core and reverse circulation drilling in the last two years. Two drill rigs are active on the project and another 12,000 meters of drilling are planned through the end of the year. An initial resource estimate is anticipated shortly thereafter.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering four major ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

Responsibility for the adequacy or accuracy of this news release

(1) William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.

SAFE HARBOR

Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements' current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

July 24, 2004

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Updates Promising Exploration Prospects

Vancouver, B.C.: Esperanza Silver Corporation is pleased to present this update of its generative exploration properties. These properties are in addition to its bonanza-grade San Luis, Peru joint-venture property (20% fully carried, assuming taken into production) and its Cerro Jumil, Mexico (100%) advanced stage project.

Mexico

Over the past year Esperanza has acquired two new properties – El Sabinal and Mesa Galindo – as a result of its generative exploration program. It had earlier acquired the America property. All three properties are in northern Mexico and are 100% owned by Esperanza.

El Sabinal, Chihuahua – This 24,000 hectare concession was staked in the northeast portion of this historic mineral district. Previously underground high-grade silver production came from chimneys and veins developed in limestones intruded by igneous stocks. Various reports dating from the 1920’s stated that bonanza chimney deposits had head grades averaging 2,900 ounces of silver per ton (99,400 grams per tonne). However, these may have been hand-sorted samples. Sampling of old waste dumps by Esperanza has produced results as high as 9.9 grams per tonne gold and 4,890 grams per tonne silver.

Esperanza will be searching for extensions of this district where the igneous intrusions are covered and not easily traced without modern equipment. A geophysical program is planned to identify drill targets.

Mesa Galindo, Sonora – Esperanza recently acquired key concessions totaling 1,800 hectares in this historic mining district. It is in a similar geologic environment as the nearby Mulatos gold mine (2.5 million ounces reserves and resources) recently developed by Alamos Gold. Limited sampling has yielded values of 0.5 grams per tonne gold and 179 grams per tonne silver in surface rock samples. Current activities include detailed mapping and sampling with a goal of defining drill targets by year-end.

America, Chihuahua – This 2,000 hectare concession surrounds a core group of claims within the historic Fortuna-vein silver district. Reconnaissance sampling and mapping is in progress.

New Prospecting – Esperanza has an active grassroots program focused on the Transmexican volcanic belt in central Mexico. Targeting is based on Esperanza’s proprietary database, satellite image analysis, and stream sediment sampling. Various potential areas have been identified and are being prospected.

Perú

The same team that discovered the bonanza-grade San Luis project has now turned its attention to new exploration areas in Peru. Esperanza has now acquired five separate projects. It also actively continues its new-prospect generation activities.

Flor de Loto, Lima  – The 100%-controlled Flor de Loto project consist of 3,950 hectares of mineral concession. Anomalous gold and silver values (up to 2.2 grams per tonne gold and 150 grams per tonne silver) have been found in a 450 meter by 70 meter hydrothermal breccia zone contained in volcanic rocks. A 1,500 meter diamond-core drill program is planned and will begin when all permits are received and a drill rig contracted.

Pucarana,  Arequipa – The Pucarana project is a joint-venture with Canadian Shield Resources. Esperanza can earn up to 60% by funding exploration expenditures. Geologic investigation suggests evidence of a high-sulfidation hydrothermal system bounded by a major fault zone. Targets consist of both bulk-tonnage and vein-type precious-metal mineralization. Reconnaissance sampling has encountered 2.9 grams per tonne gold. Detailed mapping and sampling are underway. Drill targets should be determined shortly. Drilling will commence upon the receipt of all necessary permits and subject to the availability of drill rigs.

Camparuri, Ancash – This 7,700 hectare concession block is 100% owned by Esperanza and lies immediately south of the San Luis joint venture with Silver Standard. It is a greenfields project in the same geologic environment as San Luis. Concessions were acquired based on the presence of significant stream-sediment gold and silver anomalies that were found in surveys published by the Peruvian government. Reconnaissance mapping and sampling are being carried out to define areas for detailed follow-up.

Abra Rojo, Ancash – The Abra Rojo Project is also a new claim block 100% held by Esperanza consisting of 4,500 hectares. Prospecting in the region north of our recent San Luis gold-silver vein discovery identified favorable areas in the same geologic setting as San Luis. Young intrusive rocks, old mine workings, and anomalous stream sediment values occasioned our staking of this area. Reconnaissance mapping and sampling are being carried out to define areas for detailed activities.

Cerro Colpa, Huancavelica – The Cerro Colpa Project is 100% owned by Esperanza consisting of 3,000 hectares in Huancavelica Department. It was initially identified as a result of grassroots investigations by Esperanza. Field reconnaissance and rock sampling identified a 500 meter by 200 meter breccia zone in volcanic rocks with assays up to 100 grams per tonne silver and anomalous pathfinders. Geologic mapping and sampling are being performed to identify targets for follow-up trenching and drilling.

New Prospecting – Gold and silver targets have been generated in the Huancavelica and Ancash regions using Esperanza’s proprietary mining databases, various public and private databases, satellite image analysis, and regional geologic and geochemical data.  Targets are being followed up with detailed prospecting. (1)

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering four major ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(866) 899 5509 Toll Free

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

(1) William Pincus M.Sc., C.P.G., President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis or SGS laboratories in Lima, Peru.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 gram nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of exploration properties, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.